Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239480

Sempra Energy

Final Term Sheet

March 21, 2022

3.300% Notes due 2025

3.700% Notes due 2029

This free writing prospectus relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated March 21, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 26, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra Energy (the “Company”)

Anticipated Ratings[1]:	Baa2 (stable) by Moody’s Investors Service, Inc. BBB (negative) by S&P Global Ratings BBB+ (stable) by Fitch Ratings, Inc.

Trade Date:	March 21, 2022

Settlement Date:	March 24, 2022 (T+3)

3.300% Notes due 2025

Securities Offered:	3.300% Notes due 2025

Aggregate Principal Amount Offered:	$750,000,000

Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2022

Interest Rate:	3.300% per annum, accruing from March 24, 2022

Maturity Date:	April 1, 2025

Benchmark Treasury:	1.750% due March 15, 2025

Benchmark Treasury Yield:	2.342%

Spread to Benchmark Treasury:	+102 basis points

Yield to Maturity:	3.362%

Price to Public:	99.823%, plus accrued interest, if any

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provision:	At the Company’s option, prior to March 1, 2025 (the “2025 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the 2025 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP:	816851 BN8

ISIN:	US816851BN84

3.700% Notes due 2029

Securities Offered:	3.700% Notes due 2029

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2022

Interest Rate:	3.700% per annum, accruing from March 24, 2022

Maturity Date:	April 1, 2029

Benchmark Treasury:	1.875% due February 28, 2029

Benchmark Treasury Yield:	2.361%

Spread to Benchmark Treasury:	+140 basis points

Yield to Maturity:	3.761%

Price to Public:	99.626%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to February 1, 2029 (the “2029 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points. At the Company’s option, on and after the 2029 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP:	816851 BP3

ISIN:	US816851BP33

All Notes Offered Hereby

Total Net Proceeds:	Approximately $1,241.1 million, after deducting the underwriting discounts but before deducting the estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC TD Securities (USA) LLC

Co-Manager:	Evercore Group L.L.C.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, by calling PNC Capital Markets LLC toll-free at 1-855-881-0697 or by calling TD Securities (USA) LLC toll-free at 1-855-495-9846.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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